

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2011

<u>Via Facsimile ((214) 209-2431)</u>
Nancy G. Willis
Vice President
U.S. Trust, Bank of America
Private Wealth Management
Trustee
P.O. Box 830650
Dallas, Texas 75283-0650

>   **Re: Hugoton Royalty Trust**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 23, 2010**
>   **File No. 1-10476**

Dear Ms. Willis:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ A.N. Parker

                                                Anne Nguyen Parker
                                                Branch Chief